Exhibit (a)(1)(G)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated July 28, 2009, and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. The Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.
Notice of Offer to Purchase for Cash
All Outstanding Common Shares
of
at
$28.50 Net Per Share
by
BEN MERGER SUB, INC.
a wholly-owned subsidiary of
BEN HOLDINGS, INC.
wholly-owned by funds advised by
APAX PARTNERS, L.P. AND APAX PARTNERS LLP
     BEN Merger Sub, Inc., a Florida corporation (“Purchaser”) and a wholly-owned subsidiary of BEN Holdings, Inc., a Delaware corporation (“Parent”), which is wholly-owned by funds advised by Apax Partners, L.P. and Apax Partners LLP, is offering to purchase for cash all outstanding common shares, par value $0.01 per share (“Shares”), of Bankrate, Inc., a Florida corporation (“Bankrate”), at a price of $28.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 28, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the “Offer”). Tendering shareholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, AUGUST 24, 2009, UNLESS THE OFFER IS EXTENDED.
     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 22, 2009, among Bankrate, Parent and Purchaser (the “Merger Agreement”), pursuant to which, after completion of the Offer and the satisfaction or waiver of certain limited conditions, Purchaser will be merged with and into Bankrate, with Bankrate as the surviving corporation (the “Merger”) and each issued and outstanding Share (other than Shares owned by Parent, Purchaser, Bankrate or any direct or indirect wholly-owned subsidiary of Parent, Purchaser or Bankrate, or by any shareholder of Bankrate who is entitled to and properly exercises appraisal rights under Florida law or any Shares identified as rollover shares pursuant to Non-Tender and Support Agreements between Parent, Purchaser and certain shareholders of Bankrate (the “Support Agreements”)) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest and less any applicable withholding taxes, payable upon the surrender of the certificate formerly representing such Share. As a result of the Merger, Bankrate will cease to be a publicly traded company and will become wholly-owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase.
     The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms and conditions of the Offer and not withdrawn prior to the expiration of the Offer at least a majority of the outstanding Shares, which is the minimum number of Shares required to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement pursuant to the organizational documents of Bankrate and the Florida Business Corporation Act (the “FBCA”). The foregoing condition is referred to as the “Minimum Condition.” The Minimum Condition may be waived by Purchaser, at its sole option, if the number of Shares validly tendered and not withdrawn shall be at least equal to the difference between (x) a majority of the outstanding Shares, less (y) the number of Shares subject to Support Agreements, or (ii) with the prior written consent of Bankrate. The Offer is also subject to other conditions described in the Offer to Purchase.
     The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, Bankrate. Following the consummation of the Offer, Purchaser intends to effect the Merger.
     The Bankrate board of directors unanimously determined that the terms of the Offer and the Merger and the other transactions contemplated by the Merger Agreement are fair and advisable to, and in the best interests of, Bankrate and Bankrate’s shareholders. Accordingly, Bankrate’s board of directors unanimously recommends that the shareholders of Bankrate accept the Offer and tender their Shares to Purchaser in the Offer and, if required, approve and adopt the Merger Agreement and the Merger.
     Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission, Purchaser reserves the right to waive or otherwise modify or amend any of the terms and conditions of the Offer; provided that the Minimum Condition may only be waived as described above. The Merger Agreement provides that Purchaser shall from time to time extend the Offer for one or more periods of up to 20 business days each, the length of each such period to be determined by Purchaser in its sole discretion, if at the scheduled expiration of the Offer any of the conditions of the Offer shall not have been satisfied or waived, until such time as such conditions are satisfied or waived to the extent permitted by the Merger Agreement or the Merger Agreement is terminated in accordance with its terms. Purchaser has agreed that it will extend the Offer for one or more periods of up to 20 business days each, if at the scheduled expiration date of the Offer any of the conditions of the Offer described in the Offer to Purchase has not been satisfied or waived, and for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff applicable to the Offer. The Purchaser also may, from time to time, extend the Offer for a period of no more than 20 days in the aggregate, if at the scheduled expiration of the Offer less than 80% of the number of Shares then outstanding less the number of Shares held by persons subject to Support Agreements have been validly tendered and not withdrawn. Under the Merger Agreement, Purchaser is not required extend the Offer beyond April 22, 2010 and may not do so without the consent of Bankrate.
     Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer.
     For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for purposes of transmitting such payments to the tendering shareholders. Under no circumstances will interest be paid on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in payment for Shares.
     In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (c) any other documents required by the Letter of Transmittal.
     Shares tendered pursuant to the Offer may be withdrawn at any time on or before the expiration of the Offer. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after September 26, 2009, unless Purchaser has already accepted them for payment, if the expiration of the Offer has not occurred prior to that date. For a withdrawal of Shares to be effective, the Depositary must receive at one of its addresses set forth on the back cover of the Offer to Purchase a written or facsimile transmission notice of withdrawal before the Offer has expired or the Shares have been accepted for payment. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the record owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates. Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (listed below) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the expiration of the Offer.
     The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Bankrate’s shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
     The receipt of cash as payment for the Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. For a more detailed description of certain U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its own tax advisor regarding the tax consequences of the Offer and the Merger, including such holder’s status as a U.S. holder or a non-U.S. holder, as well as any tax consequences that may arise under the laws of any federal, state, local, foreign or other taxing jurisdiction and the possible effects of changes in U.S. federal or other tax laws.
     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 and by Rule 13e-3(e)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.
     The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

     Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call Toll Free: (888) 750 5834
Banks and Brokers May Call Collect: (212) 750 5833
July 28, 2009